FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 7, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

THIRD QUARTER 2005 RESULTS

Buenos Aires, November 7, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the third quarter ended September 30, 2005.

 *   Net income for 2005 quarter was P$118 million compared to P$151 million in 2004* quarter.

      *     Net sales for 2005 quarter increased 15.5% to P$2,730 million.

      *     Gross profit for 2005 quarter was P$869 million, 6.1% higher compared to 2004 quarter.

      *   Operating income for 2005 quarter totaled P$490 million, accounting for a 6.1% decline compared to 2004 quarter.

*   In 2005 nine-month period the Company’s shareholders’ equity increased 9.1% to P$6,015 million as of September 30, 2005.

* For comparative purposes, information for 2004 quarter includes the results of EG3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe SRL, as if the merger had been effected on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, net income for the previous year shown on a comparative basis does not change as a result of the merger. For such reason, the balancing item of the net effect of added results is recorded under “Minority Interest in subsidiaries”.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

THIRD QUARTER 2005 RESULTS

Net Sales

*   In 2005 quarter net sales increased P$366 million or 15.5% to P$2,730 million. Net sales for 2005 quarter reflect P$131 million and P$157 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$10 million). Net sales for 2004 quarter reflect P$126 million and P$131 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$5 million).

Without proportional consolidation, 2005 quarter net sales increased P$340 million or 16.1% to P$2,452 million in 2005 quarter, driven by a significant increase in the prices of WTI and the main refined products. Net sales for the Oil and Gas Exploration and Production and Refining business segments increased P$281 million and P$140 million, respectively.

Gross Profit

*    Gross profit increased to P$869 million or 6.1% in 2005 quarter. The 2005 quarter gross profit reflects P$61 million and P$11 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2004 quarter gross profit reflects P$65 million and P$21 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2005 quarter increased to P$797 million or 9.2%. This improvement is mainly attributable to the Oil and Gas Exploration and Production segment which exhibited a P$186 million increase in gross profit, driven by a 35.2% rise in average sales prices. Conversely, the evolution of marketing margins for refined and petrochemical products resulted in P$78 million and P$24 million reductions.

Operating income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Financial income (expense) and holding gains (losses)

*  Financial income (expense) and holding gains (losses) declined P$287 million in 2005 quarter, compared to 2004 quarter, accounting for P$241 million and P$528 million losses in 2005 and 2004 quarters, respectively. The 2005 quarter reflects P$30 million and P$4 million financial expenses attributable to our share in the financial expense of Ciesa and Distrilec, respectively. The 2004 quarter reflects P$51 million and P$10 million financial expenses attributable to our share in the financial expense of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) accounted for P$207 million and P$467 million losses in 2005 and 2004 quarters, respectively, mainly due to:

   -  A reduction in losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting, which totaled P$68 million in 2005 quarter compared to P$368 million in 2004 quarter as a result of (i) a lower increase in the future curve of crude oil prices, 14.4% in 2005 quarter compared to 28.6% in 2004 quarter, and (ii) lower hedged volumes.

-  A 7.9% reduction in interest expense to P$103 million in 2005 quarter from P$112 million in 2004 quarter, as a result of a 3.5% decline in dollar-denominated average indebtedness.

-   A P$42 million loss in other financial income (expense) in 2005 quarter compared to a P$12 million gain in 2004 quarter. The 2005 quarter loss mainly derived from financial transactions as a mechanism to transfer foreign currency abroad (See  “Operations in Venezuela” on page 17)

Other Operating Income (Expense), net

*  Other operating income (expense), net accounted for a P$20 million loss in 2005 quarter compared to a P$26 million gain in 2004 quarter.

Without proportional consolidation, other operating income (expense), net accounted for P$18 million and P$14 million losses for 2005 and 2004 quarters, respectively. The 2005 quarter reflects a P$19 million loss resulting from an allowance provided for the investment in Enecor S.A. This allowance was provided for due to the fact that in July 2005, the Dirección Provincial de Energía de Corrientes (“DPEC”) (Provincial Energy Agency of Corrientes) resolved not to approve any payment to Enecor S.A. under the electroduct contract and demanded guarantors to render null and void the irrevocable guaranties timely granted. Therefore, not only payment of fees to Enecor S.A. but also guarantees in favor of Enecor S.A. were suspended. In Enecor S.A.’s counsels’ opinion, the DPEC and guarantors acted illegitimately and arbitrarily, this implying clear noncompliance with obligations and commitments timely assumed. This issue arises doubt as to Enecor S.A.’s capacity to continue doing business. On account of this uncertainty, the Company provided for the allowance mentioned above.

Expenses for 2004 quarter reflect a P$12 million loss mainly attributable to the reduced investments in the Acema area, in an area of no interest beyond the contract initial area.

Income Tax

*  The income tax charge for 2005 quarter increased to P$121 million in 2005 quarter compared to a P$67 million gain in 2004 quarter. The 2005 quarter reflects a P$2 million loss and a P$1 million gain attributable to our share in the income tax of CIESA and Distrilec, respectively. The 2004 quarter reflects a P$1 million loss attributable to our share in the income tax of Distrilec.

Without proportional consolidation, income tax accounted for a P$120 million loss in 2005 quarter compared to a P$68 million gain in 2004 quarter. Income tax charge for 2005 quarter reflects recognition of a tax gain for the quarter. Conversely, during 2004 quarter, since allowances were provided for all losses, the tax gain recorded in the quarter was absorbed by tax loss carry forwards for which allowances have been provided, with no impact on results for the period.

Balance Sheet

The breakdown below excludes proportional consolidation:

Statement of Cash Flows

The breakdown below excludes proportional consolidation:

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*  Net sales for 2005 quarter increased 29.6% to P$1,229 million, mainly attributable to the 35.2% increase in the average sales price of oil equivalent, reflecting a 43.7% positive variation in the price of WTI, partially offset by a 4.6% reduction in the sales volumes of oil equivalent.

In 2005 quarter, the average sales price per barrel of crude oil, including the effects of taxes on exports, increased 30.6% to P$101.7 from P$77.9 in 2004 quarter.

Combined oil and gas daily sales volumes in 2005 quarter decreased to 172.4 thousand barrels of oil equivalent from 180.7 thousand barrels of oil equivalent in 2004 quarter. Crude oil sales volumes decreased 1.4% to 120.6 thousand barrels per day from 122.3 thousand barrels per day, while gas daily sales volumes dropped 11.2% to 310.8 million cubic feet in 2005 quarter from 350 million cubic feet in 2004 quarter.

*  In Argentina, sales rose 3.3% to P$537 million in 2005 quarter, boosted by a 19.8% increase in the average sales price of oil equivalent. Combined oil and gas daily sales volumes declined 13.8% to 88.8 thousand barrels of oil equivalent in 2005 quarter from 103 thousand barrels of oil equivalent in 2004 quarter.

Crude oil sales increased 0.8% to P$475 million in 2005 quarter. This increase was attributable to the 17.3% rise in the average sales price to P$105.9 per barrel. This favorable international price scenario was severely impacted by higher taxes on crude oil exports in the third quarter of 2004. Such taxes moved from a single 25% rate to a cap set at 45% rate under an incremental tax scheme. This scheme was a conditioning reference for the fixing of domestic sales prices to the refining segment in line with the Argentine Government’s intention to establish a price stability framework in the domestic market.

Daily crude oil sales volumes declined 13.9% to 48.8 thousand barrels in 2005 quarter from 56.7 thousand barrels in 2004 quarter, mainly due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline.

Total gas sales increased 26.5% to P$62 million in 2005 quarter, mainly due to a 47.8% improvement in prices compared to 2004 quarter. Gas average sales price increased to P$2.81 per million cubic feet in 2005 quarter from P$1.90 per million cubic feet in 2004 quarter, mainly due to the renegotiation of export contracts and the implementation of a path for the recovery of distribution companies (in proportion to industrial consumption) and power plant prices provided for by the Secretary of Energy. Conversely, and due to restrictions imposed by the Argentine Government within the context of the energy emergency, gas export volumes fell and were sold in the domestic market at lower prices. Daily sales volumes dropped 13.5% to 240.2 million cubic feet in 2005 quarter from 277.8 million cubic feet in 2004 quarter mainly due to the considerable decline in the above mentioned fields’ production curve.

Combined oil and gas sales outside of Argentina increased 60.7% to P$688 million in 2005 quarter. Total daily oil and gas sales volumes increased 7.7% to 83.6 thousand barrels of oil equivalent in 2005 quarter. The average sales price per barrel of oil equivalent increased 48.9% to P$89.5 in 2005 quarter, mainly due to the increase in the international reference price.

In Venezuela, oil and gas sales grew 25.8% to P$273 million in 2005 quarter. This increase was mainly attributable to the 31.3% rise in the sales price of oil equivalent, partially offset by a 4.2% decline in the sales volume of oil equivalent.

The operating agreement of the Oritupano Leona area provides that once an accumulated production volume of 155 million barrels has been reached, an additional compensation will be recognized based on a rate per barrel adjusted on the basis of changes in prices of a crude basket. During 2005 first quarter, the Consortium reached the accumulated production required under the Agreement and consequently started to recognize such incentive on production. In 2005 quarter, an additional compensation of P$102 million was recognized. This benefit, however, was mitigated by the 66.67% limit clause incorporated in the provisional agreements executed in September 2005 with PDVSA.

Application of this limit resulted in reduced accumulated sales of P$110 million, of which P$68 million are attributable to the first half of 2005. (See  “Operations in Venezuela” on page 17).

Considering the behavior of WTI prices, in addition to the recognition of the above mentioned additional compensation and the impact of the limit imposed under the provisional agreement, the average price per barrel of oil grew 30.1% to P$64.9 in 2005 quarter.

Daily sales volumes of oil equivalent dropped to 48.9 thousand barrels in 2005 quarter from 51.1 thousand barrels in 2004 quarter, mainly as a consequence of the results obtained from the drilling and workover campaigns in connection with third round contracts during 2004 and the cuts established by PDVSA under the Oritupano Leona area development program.

In Ecuador, oil sales for 2005 quarter increased 174% to P$174 million, mainly boosted by the 97.2% rise in sales volumes and a 39.4% increase in sales prices to P$153.3 per barrel in 2005 quarter from P$110 per barrel in 2004 quarter, basically attributable to the 61.8% increase in Oriente crude oil, the applicable international reference.

Daily sales volumes increased to 12.6 thousand barrels in 2005 quarter from 6.3 thousand barrels in 2004 quarter. The 2005 quarter reflects total sales of 2.3 thousand barrels per day attributable to a shipment postponed from the previous quarter due to operating delays at Petroecuador facilities.

In Peru, oil and gas sales increased 70.9% to P$207 million in 2005 quarter. The crude oil price rose 48.6% to P$169.6 per barrel in 2005 quarter from P$114.1 per barrel in 2004 quarter. The international reference (a combination of Oriente crude oil and WTI) recorded a positive variation of 51.41% in 2005 quarter. The price of gas decreased 2.6% to P$4.45 in 2005 quarter as a consequence of the increase in gas supply, boosted by the entry to the local market of gas from the Camisea formation.

Daily sales volumes of oil equivalent increased 16.9% to 15 thousand barrels in 2005 quarter, mainly as a result of increased activities and a higher production contribution from drillings activities performed under the agreement made in 2004 with the Peruvian Government for the development of Block X, under which the Company committed itself to make investments of about US$97 million in the 2004-2011 period.  In turn, the Peruvian Government set a variable scheme of royalties subject to the WTI price.

*   Gross profit for 2005 quarter rose 36.5% to P$695 million. The margin on sales increased to 56.5% in 2005 quarter from 53.7% in 2004 quarter. This rise in margins is mainly attributable to a 35.2% increase in average sales prices of oil equivalent. The lifting cost rose to P$9.6 per barrel of oil equivalent in 2005 quarter from P$8.1 per barrel of oil equivalent in 2004 quarter, mainly due to the rise in oil service rates and, to a lesser extent, increases in electric power costs and incremental costs associated with the implementation of new safety and environmental standards. Increased costs are mainly recorded in Argentina. To a lesser extent, the drop in production volumes also had an impact. In addition, royalties increased 35.6% to P$137 million in 2005 quarter due to the higher price of the crude oil basket used to determine the amount payable.

*  Administrative and selling expenses in 2005 quarter increased 16% to P$65 million. This rise mainly results from increased oil volumes transported in Ecuador.

*  Other operating income (expense) accounted for P$123 million and P$86 million losses in 2005 and 2004 quarters, respectively, mainly attributable to charges under the Ship or Pay transportation contract in Ecuador, and a P$47 million impairment charge for input taxes relating to transactions within scope of VAT credit.

Hedge of Produced Crude Oil Price

Changes in the accounting measurement of derivative instruments that do not qualify for hedge accounting are recognized in the income statement under “Financial Income (Expense) and Holding Gains (Losses)”.

As of September 30, 2005, the Company maintains the following structure of oil hedge agreements that do not qualify for hedge accounting:

2005

Sales Price Exposure

Crude oil price swaps (1)

Contract volumes (million bbl)

1.84

Average settlement prices (US$ per barrel)

            19.00

Current value before advance payments

            (254)

(1) The transactions included herein are swap options exercised by the counterparties.

Refining

*  In 2005 quarter operating income for the Refining business segment reflected a P$76 million loss compared to a P$1 million gain in 2004 quarter. Two facts had a significant impact on the downstream business performance during 2005 quarter: the impossibility to pass through to domestic prices the 18.6% increase in crude oil prices and the resale of imported diesel oil. In such respect, the Company prioritized supply to the domestic market, even within a context that limited the possibility of passing through the rise in international prices to final prices. The Company’s Board of Directors is evaluating whether to continue these operations of Diesel Oil imports.

*  Gross profit for 2005 quarter significantly declined, accounting for a P$15 million loss compared to a P$63 million gain in 2004 quarter. Gross margin was adversely affected by the resale of diesel oil and the increase in crude oil prices to P$117 per barrel in 2005 from P$98.6 per barrel in 2004 quarter.

*  Net sales increased to P$975 million or 16.8% in 2005 quarter, boosted by higher sales prices of products. Total sales volumes increased 3% in 2005 quarter. Domestic sales volumes increased 12% in 2005 quarter while export sales fell 18%.

In line with the significant rise in the price of WTI, sales average prices of heavy distillates, asphalts, paraffins, diesel oil, reformer plant byproducts, aromatics and gasoline increased 65%, 31%, 40%, 9%, 8%, 2% and 3%, respectively.

In 2005 quarter crude oil volumes processed at the refineries declined 6.1% to 59.4 thousand barrels per day as a result of the shutdown for scheduled maintenance works at the Bahía Blanca refinery which lasted 38 days during 2005 quarter.

Total diesel oil sales volumes moved up 6.2% to 417 thousand cubic meters in 2005 quarter, mainly due to the increase in the domestic market. Domestic sales increased 12.9% in 2005 quarter. This allowed for a market share increase from 13.8% in 2004 quarter to 14.1% in 2005 quarter. Export volumes declined approximately 59% mainly due to changes in the trade policy implemented as from merger of operations with EG3. In 2004 quarter, in a stage prior to full integration and complementation of operations, surplus production from the San Lorenzo refinery was sold in the export market while EG3’s network shortfall, in connection with its own production from the Bahía Blanca Refinery, was made up by purchases from third parties.

Total gasoline sales volumes dropped 8.0% to 164 thousand cubic meters in 2005 quarter mainly due to lower availability of export surpluses on account of the complete shutdown scheduled for maintenance works at the Bahía Blanca refinery. Domestic sales exhibited a 12.4% increase in 2005 quarter, mainly attributable to the 10.9% growth in the gasoline market. Within this context, the Company`s market share increased to 14.3% in 2005 quarter from 14.2% in 2004 quarter. Yet, in the premium gasoline market, the market share grew from 8.8% in 2004 quarter to 9.8% in 2005 quarter, mainly due to the consolidation of Podium gasoline.

Asphalt sales volumes grew 50.8% in 2005 quarter, mainly boosted by a program of infrastructure works performed by the Government. Within this context, domestic market sales increased 62% in 2005 quarter and exports 19%.

As regards heavy distillates, in 2005 quarter sales volumes declined 4%, mainly due to lower VGO sales volumes in the domestic market.

Petrochemicals

*  Net sales for the Petrochemicals business segment decreased 4.1% to P$536 million mainly due to reduced fertilizers sales volumes.

In Argentina, styrenics sales increased to P$215 million or 28% in 2005 quarter, mainly due to a 25% rise in sales volumes and, to a lesser extent, a 2% increase in average sales prices. As a result of the start-up of the ethylene plant, in October 2004, the ethylbenzene plant production increased, thus generating a surplus production that allowed for full use of Innova’s production installed capacity and consolidating, in turn, the business value chain.

In 2005 quarter, rubber prices increased 29% as a result of a higher international price of butadiene. Monomer styrene and polystyrene prices declined approximately 10% and 5%, respectively.

Styrenics sales volumes rose approximately 95% in 2005 quarter. This increase was mainly attributable to the start-up of the ethylene plant, the availability of which resulted in exports of 8.5 thousand tons of ethylbenzene to Innova. In addition, and due to discontinuance of the polystyrene plant production, a styrene surplus was recorded and geared towards export markets. Consequently, styrene sales volumes increased approximately to 14 thousand tons or 40%.

Polystyrene and bops sales volumes were 1% lower compared to 2004 quarter, with domestic sales in line with the same period of previous year, and a 1% decline in exports. The business segment’s production deficit that derived from a lower plant availability was offset by products for resale.

Rubber sales volumes decreased 13% in 2005 quarter, mainly due to a 25% drop in export volumes. Sales volumes in the domestic market remained at similar levels in both quarters.

Innova sales in Brazil totaled P$224 million in 2005 quarter. Styrene and polystyrene prices exhibited 11% and 4% reductions, respectively, in 2005 quarter.

Styrene sales volumes increased 14% in 2005 quarter due to an increased availability of ethylbenzene and the reactivation of the Brazilian market, while polystyrene volumes decreased 10% due to a lower demand from the Brazilian market derived from consumption of customers’ stocks during 2005 quarter.

Fertilizers sales decreased 26.6% to P$124 million in 2005 quarter. Sales volumes dropped 34% in 2005 quarter as a consequence of the decline in the demand from the agricultural sector due to adverse weather conditions. Sales prices increased 12% during 2005 quarter.

*  Gross profit for 2005 quarter decreased 22.9% to P$81 million. Gross margin on sales decreased to 15.1% in 2005 quarter from 18.8% in 2004 quarter, reflecting the effect of lower margins from Innova and fertilizers.

As regards styrenics in Argentina, gross profit rose 55% to P$41 million in 2005 quarter, boosted by the increased volume and variable margin on sales. Gross margin on sales increased to 19% in 2005 quarter from 15.5% in 2004 quarter.

Regarding styrenics in Brazil, gross profit dropped 89% to P$4 million in 2005 quarter. Gross margin on sales moved down to 2% in 2005 quarter from 16% in 2004 quarter, since higher costs of raw materials could not be passed through to market prices.

As regards fertilizers, gross profit dropped 16% to P$36 million in 2005 quarter, mainly due to lower sales volumes and the increase in the cost of gas and ammonium nitrate that could not be fully passed through to sales prices.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of CIESA is as follows:

*  Sales revenues increased 9.1% to P$156 million in 2005 quarter mainly due to higher prices of both gas and liquids. The increase in the price of gas resulted from the application of the price recovery path fixed by the Secretary of Energy as from May 2004 and the rise in the international reference prices applicable to certain export contracts and contracts with industrial customers. The increase in the prices of liquids derived from a rise in their international references.

Sales revenues from gas and liquids produced by the Company and imported gas and liquids totaled P$84 million and P$64 million in 2005 quarter and P$73 million and P$62 million in 2004 quarter, respectively. Sales volumes in Argentina for imported gas and gas produced by the Company fell to 274.3 million cubic feet per day in 2005 quarter from 289.2 million cubic feet per day in 2004 quarter as a consequence of a drop in the Company’s own production due to the decline of fields located in Argentina. Liquids sales volumes dropped to 65.5 thousand tons in 2005 quarter from 67 thousand tons in 2004 quarter as a consequence of reduced gas volumes processed and lower yields obtained from processing gas with lower richness and heavier crude oils.

Gas and LPG brokerage services accounted for sales revenues in the amount of P$8 million in both quarters.

*  In 2005 and 2004 quarters, operating income was P$61 million and P$68 million, respectively. Operating results reflect P$57 million and P$58 million gains in 2005 and 2004 quarters, respectively, attributable to the proportional consolidation of CIESA. Excluding such effects, operating income totaled P$4 million and P$10 million in 2005 and 2004 quarters, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

*  Net sales of electricity generation increased to P$101 million or 2% in 2005 quarter as a consequence of a 5.5% improvement in generation prices, partially offset by a 1.2% decrease in energy sales.

The increase in energy sales prices mainly derived from a higher demand for electric power and a lower availability of gas supply. Such facts resulted in energy deliveries by less efficient thermal machines. In addition, in the case of Genelba Power Plant, the passing through to sales prices of the increase in gas costs as a result of the path of prices implemented since 2004 fourth quarter had a significant impact.

Net sales attributable to Genelba Power Plant increased 1.3% to P$80 million in 2005 quarter, due to the effect of improved prices and reduced sales volumes. The average sales price of energy increased to P$54.7 per MWh or 1.9% in 2005 quarter from P$53.7 per MWh in 2004 quarter, due to the market reasons mentioned above. Energy sales decreased 1.4% to 1,459 GWh in 2005 quarter from 1,480 GWh in 2004 quarter. The plant factor as well as the power plant’s availability factor reached approximately 100% in both quarters.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased 16.7% to P$21 million in 2005 quarter due to the 21.8% rise in sales prices to P$48.6 MWh. Energy delivered was at similar levels in both quarters: 436 GWh in 2005 and 439 GWh in 2004 quarter.

*  Gross profit for the generation business decreased P$8 million to P$43 million in 2005 quarter mainly driven by higher costs attributable to fuel gas and energy purchases. This was partially offset by improved prices in the wholesale electricity market in 2005 quarter. Gross margin on sales was 42.6% in 2005 quarter and 51.5% in 2004 quarter.

Operations in Venezuela

During 2005 PDVSA made important decisions relating to operations in Venezuela. Firstly, PDVSA, in its capacity as regulatory authority, and upon approval of 2005 budgets, made significant cuts to the investment plan for the development of Oritupano Leona area. This resulted in a 3.9% drop in production.

In April 2005, the Venezuelan Ministry of Energy and Petroleum (MEP) instructed Petróleos de Venezuela S.A. (PDVSA) to review the 32 operating agreements entered into by PDVSA affiliates with oil companies in the 1992-1997 period, including, among others, the agreements executed by the Company governing development of the Oritupano Leona, La Concepción, Acema and Mata areas. In the MEP’s opinion, these operating agreements include clauses that are not consistent with the Hydrocarbons Organic Law currently in force and enacted in 2001.

Petróleos de Venezuela S.A. was instructed to take all necessary steps within a six-month term to convert the operating agreements currently in force into a partially state-owned company modality, with the Venezuelan State, through PDVSA, holding a 51% interest. In connection with these agreements, the MEP instructed PDVSA that the total amount of payments accrued during 2005 should not exceed 66.67% of the total value in US dollars of the crude oil delivered under the operating agreements in force. On April 15, 2005, Petrobras Energía Venezuela S.A. was notified of the situation by PDVSA.

In June 2005, PDVSA informed Petrobras Energía Venezuela S.A. that it will pay in bolivares the compensation provided under the operating agreements in force corresponding to the national component of the materials and services supplied. This modifies the provisions contemplated in the operating agreements mentioned above, whereby PDVSA payments should be made in US dollars. In the meantime, and until an audit is conducted by PDVSA to determine the portion corresponding to the national component, PDVSA decided to pay in US dollars 50% of the amounts contemplated  in the above mentioned agreements and the remaining 50% in bolivares. As a result of the implementation of these new guidelines and the need to settle PEV’s financial obligations abroad, financial transactions were executed as a mechanism to transfer foreign currency abroad. Given the asymmetries between the applicable exchange rates, a P$45 million loss was recorded.

Within the context of the reforms introduced by the Venezuelan Government, at the request of PDVSA, the Company started a negotiation process with PDVSA and Corporación Venezolana de Petróleo to adjust the operating agreements currently in force to the new laws. As a prior step, on September 29, 2005 Petrobras Energía Venezuela S.A. executed the pertinent Provisional Agreements with PDVSA, whereby it committed to negotiate the terms and conditions relating to  conversion of the operating agreements of the Oritupano Leona, La Concepción, Acema and Mata areas and also acknowledged application of the 66.67% limit on the value paid to contractors during 2005. Execution of the Provisional Agreement for the Oritupano Leona area is subject to approval by Petrobras Energía S.A.’s Regular Shareholders’ Meeting. To such effect, Petrobras Energía Participaciones S.A.’s Special Shareholders Meeting will be held on November 16, 2005. As of September 30, 2005, recognition of the limit mentioned above resulted in lower sales revenues of approximately P$110 million, of which about P$68 million are attributable to sales recorded as of June 30, 2005.

Since the above mentioned Provisional Agreements do not contemplate detailed terms and conditions for the negotiation of the operating agreements, the impact and significance of future changes may not be assessed. Consequently and given the significance of Venezuelan assets in the Company’s business portfolio, the Company cannot assure that changes resulting from the operating agreements conversion process will not adversely affect the Company’s financial condition and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/07/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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